Exhibit 99.2

Bragg Gaming Group Inc.

MANAGEMENT DISCUSSION & ANALYSIS FOR THE three AND SIX-MONTH PERIOD

ENDED June 30, 2024

MANAGEMENT DISCUSSION & ANALYSIS FOR THE THREE AND SIX-MONTH PERIOD ENDED JUNE 30, 2024

Bragg Gaming Group Inc. Management Discussion & Analysis June 30, 2024	1

1.	MANAGEMENT DISCUSSION & ANALYSIS

This Management Discussion and Analysis (“MD&A”) provides a review of the results of operations, financial condition and cash flow for Bragg Gaming Group Inc. and its subsidiaries (“Bragg” or the “Company”), on a consolidated basis, for the three and six months period ended June 30, 2024 (“2Q24”). This document should be read in conjunction with the interim unaudited condensed consolidated financial statements for the three and six months period ended June 30, 2024 (the “Interim Financial Statements”).

For reporting purposes, the Company prepared the Interim Financial Statements in European Euros (“EUR”) and, unless otherwise indicated, in conformity with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). The financial information contained in this MD&A was derived from the Interim Financial Statements. Unless otherwise indicated, all references to a specific “note” refer to the notes to the Interim Financial Statements.

This MD&A references non-International Financial Reporting Standards (“IFRS”) financial measures, including those under the headings “Selected Financial Information” and “Limitations of Key Metrics and Other Data” below. The Company believes these non-IFRS financial measures will provide investors with useful supplemental information about the financial performance of its business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating its business and making decisions.  Although management believes these financial measures are important in evaluating the Company, they are not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS. Non-IFRS measures are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS.  These measures may be different from non-IFRS financial measures used by other companies, limiting their usefulness for comparison purposes.  These non-IFRS measures and metrics are used to provide investors with supplemental measures of our operating performance and liquidity and thus highlight trends in our business that may nor otherwise be apparent when relying solely on IFRS measures.

For purposes of this MD&A, the term “gaming license” refers collectively to all the different licenses, consents, permits, authorizations, and other regulatory approvals that are necessary to be obtained in order for the Company to lawfully conduct (or be associated with) gaming in a particular jurisdiction.

Unless otherwise stated, in preparing this MD&A the Company has considered information available to it up to August 8, 2024, the date the board of directors of the Company (the “Board”) approved this MD&A.

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2.	CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking information and statements (collectively, “forward-looking statements”) within the meaning of the Canadian securities legislation and applicable securities laws, including financial and operational expectations and projections. These statements, other than statements of historical fact, are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect the Company, its subsidiaries and their respective customers and industries. Although the Company and management believe the expectations reflected in such forward-looking statements are appropriate and are based on reasonable assumptions and estimates as of the date hereof, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements are inherently subject to significant business, regulatory, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing”, “imply” or the negative of these words or other variations or synonyms of these words or comparable terminology and similar expressions.

By their nature forward-looking statements are subject to known and unknown risks, uncertainties, and other factors which may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among other things, the Company’s stage of development, long-term capital requirements and future ability to fund operations, future developments in the Company’s markets and the markets in which it expects to compete, risks associated with its strategic alliances, the impact of entering new markets on the Company’s operations, and risks associated with new or proposed gaming regulations. Each factor should be considered carefully, and readers are cautioned not to place undue reliance on such forward-looking statements. See the section, “Risk Factors and Uncertainties”, below noting that these factors are not intended to represent a complete list of the factors that could affect the Company.

Shareholders and investors should not place undue reliance on forward-looking statements as the plans, assumptions, intentions or expectations upon which they are based might not occur. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement. Unless otherwise indicated by the Company, forward-looking statements in this MD&A describe the Company’s expectations as of August 8, 2024, and, accordingly, are subject to change after such date. The Company does not undertake to update or revise any forward-looking statements, except in accordance with applicable securities laws.

3.	LIMITATIONS OF KEY METRICS AND OTHER DATA

The Company’s key metrics are calculated using internal Company data. While these numbers are based on what the Company believes to be reasonable judgments and estimates of customer numbers for the applicable period of measurement, there are certain challenges and limitations in measuring the usage of its product offerings across its customer base. In addition, the Company’s key metrics and related estimates may differ from estimates published by third parties or from similarly titled metrics of its competitors due to differences in methodology and access to information.

For important information on the Company’s non-IFRS measures, see the information presented in “Limitations of Key Metrics and Other Data” and “Selected Financial information” below. The Company continually seeks to improve its estimates of its active customer base and the level of customer activity, and such estimates may change due to improvements or changes in the Company’s methodology.

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4.	OVERVIEW OF 2Q24

Bragg Gaming: Overview and Strategy

Bragg is a business-to-business (“B2B”) iGaming content and technology provider. Its suite of iGaming  products and services, commercial relationships and operational licenses allows it to offer a complete gaming solution in regulated online gaming markets globally. Its premium content portfolio currently includes over 9,000 casino game titles, including proprietary games developed by its in-house studios, exclusive titles developed by third-party partners on its remote games server (“RGS”) as well as aggregated, licensed games from top studios around the world.

The Company’s proprietary suite of products includes a player account management (“PAM”) platform, which provides the tools required to operate an online gaming business, including player engagement and data analysis software. The Company’s technology was developed on a greenfield basis and is not dependent on legacy code. The Company’s suite of products and services offers a one-stop solution to its customers that is adaptable to various gaming markets and legislative jurisdictions, including in European and North American iGaming markets.

The Company was incorporated by Articles of Incorporation pursuant to the provisions of the Canada Business Corporations Act on March 17, 2004, and on December 20, 2018, the Company completed a business combination transaction to acquire Oryx Gaming International LLC (“Oryx”), a full turnkey iGaming solutions provider with an established customer base in Europe and Latin America.

In June 2021, the Company acquired Wild Streak LLC, doing business as Wild Streak Gaming (“Wild Streak”), a leading iGaming content studio based in Las Vegas, Nevada with a portfolio of proprietary titles distributed globally, including in the United States and Europe.

In June 2022, the Company acquired Spin Games LLC (“Spin”), a Reno, Nevada-based iGaming technology supplier and content provider licensed and active in key regulated North American jurisdictions.

In September 2022, the Company consolidated its group of companies including Oryx, Wild Streak and Spin under the single brand name, Bragg Group.

The Company is dual-listed on the Nasdaq Global Select Market and the Toronto Stock Exchange, both under the symbol BRAG.

The Company aims to grow its business as a vertically integrated B2B provider to regulated online casinos, regulated online sports betting, and land-based casino offerings in global markets.

Driven by an experienced management team and offering its differentiated content portfolio, software-as-a-service (“SaaS”) technology and managed services, the Company aims to become a leading vertically integrated content-led technology provider in the iGaming industry.

Financial performance in the second quarter of 2024

The Company is pleased to report on its trading performance during the three and six months ended June 30, 2024. The Company has continued to deliver against its strategic objectives, achieving growth, while remaining committed to revenue diversification and geographic expansion.

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Revenue

The Company’s revenue1 for the period ended June 30, 2024 increased from the same period in the previous year by 0.53% to EUR 24.9m (2Q23: EUR 24.7M). The Company’s year-over-year revenue growth was mainly organic through its existing customer base, and the onboarding of new customers in various jurisdictions.  See “Risks and Uncertainties” below.

The Company’s revenue growth was mainly derived from the games and content segment which amounted to EUR 19.9m (2Q23: EUR 18.9m) and accounted for 80.1% (2Q23: 76.6%) of total revenues, as demand for the Company’s unique games and content and technology proposition continues to grow. The Company’s growth has been underpinned by continued investment and innovation in its technology, games development and product offering.

Gross Profit

Gross profit decreased compared to the same period in the previous year by 10.3% to EUR 12.4m (2Q23: EUR 13.8m) with gross margins decreased by 600 bps to 49.9% (2Q23: 55.9%). The gross profit margin reduction is primarily the result of increased revenue performance in all content products categories while recording lower PAM and managed services revenues.

Expenses

Selling, general and administrative expenses increased from the same period in the previous year by 4.7% to EUR 13.7m (2Q23: EUR 13.1m) amounting to 55.1% of total revenue (2Q23: 52.9%).

The increase of costs is in line with the Company’s investment in its growth strategy, as the Company continues to build its foundation as a scalable and innovative vertically integrated content and technology provider in the iGaming industry.

Main changes in the quarter were driven by the following:

(a)	Salaries and subcontractors decreased by 14.2% to EUR 5.3m (2Q23: EUR 6.2m) mainly because of the removal of certain key executive positions for the Company (EUR 0.3m) and increased deferred software development cost (EUR 0.6m). During the period the Company continued to invest in expanding its technology and product offering by scaling its software and games development teams, product managers, and data and analytics professionals. This has enabled the Company to source new customers and maintain growth from its existing customer base, expand into new markets, and adapt to regulatory requirements.
(b)	Share based compensation costs decreased by 20.2% to EUR 0.4m (2Q23: EUR 0.5m) in connection with share-based incentive plan awards to directors and management composed of deferred share units (“DSUs”), restricted share units (“RSUs”) and share options (“FSOs”).

Total employee costs (including share-based compensation charge) decreased by 14.6% to EUR 5.8m (2Q23: EUR 6.7m).

(c)	Information technology hosting increased by EUR 0.1m to EUR 1.2m (2Q23: EUR 1.1m) as a result of security enhancements.

(d)	Professional fees increased by EUR 0.9m to EUR 1.5m (2Q23: EUR 0.7m) mainly as a result of the costs associated with the strategic review process (EUR 0.5m). Remaining costs are comprised of audit and tax advisory, legal, recruitment, regulatory and licensing costs which increased in the period as the Company continued its expansion to other markets.

1 Revenue includes group share in Game and content, platform fees and management and turnkey solutions.

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(e)	Corporate costs amounted to EUR 0.1m (2Q23: EUR 0.1m) which relates to costs of investor and public relations activities as part of the Company’s general corporate strategy.

(f)	Sales and marketing remained flat EUR 0.5m (2Q23: EUR 0.5m).

(g)	Other operational costs amounted to EUR 0.3m (2Q23: EUR 0.7m) mainly related to a release of EUR 0.4M in a previously held contingent liability.

Profitability

Total operating loss for the period amounted to EUR 1.2m (2Q23: operating income of EUR 1.3m) as a result of reduction in gross profit of EUR 1.4m alongside the increase in selling, general and administrative expenses of EUR 0.6m and loss on remeasurement of deferred consideration amounting to EUR 0.4m.

The Company’s Adjusted EBITDA2 decreased from the same period in the previous year by 23.8% to EUR 3.6m (2Q23: EUR 4.7m) with Adjusted EBITDA margins decreasing by 470bps to 14.5% (2Q23: 19.2%). The change in margin is mainly as a result of change in the revenue product mix resulting in reduced gross profit, additionally an increase in Selling, general and administrative expenses. A reconciliation between the current and prior year’s reported figures to Adjusted EBITDA is shown in Section 5.3.

Cash Flow

Cash flows used in operating activities for the three-month period ended June 30, 2024, amounted to EUR 0.7m (2Q23: EUR 1.2M) with the underlying performance reaching EUR 3.1m (2Q23: EUR 4.2.m) coupled with the negative movement in working capital and income taxes paid of EUR 3.8m (2Q23: negative EUR 5.4m).

Cash flows used in investing activities amounted to EUR 3.1m (2Q23: EUR 1.8m), an increase of EUR 1.3m. During both periods, the Company continued its investment in software development costs.

Cash flows generated from financing activities amounted to an inflow of EUR 6.3m (2Q23: EUR 0.9m outflow) related to proceeds from loans of EUR 6.5m (2Q23: nil).

Financial performance in the first half of 2024

Revenues

The Company’s revenue for the six months ended June 30, 2024, increased from the same period in the previous year by 2.3% to EUR 48.7m (six months ended June 30, 2023: EUR 47.6m) continuing a solid quarterly positive momentum since 4Q21. The Company’s positive year-over-year revenue growth was derived mainly from organic growth from its existing content and PAM customer base, the onboarding of new customers in various jurisdictions and a strong revenue performance from its proprietary casino games studio and existing United States customer base.

Gross Profit

Gross profit for the six months ended June 30, 2024 decreased EUR 1.8m from the same period in the previous year by 6.8% to EUR 24.3m (six months ended June 30, 2023: EUR 26.0m) with gross margins decreasing by 480 bps to 49.9% (six months ended June 30,

2 Adjusted EBITDA excludes income or expenses that relate to exceptional items and non-cash share-based charges and includes deductions for lease expenses that are recognized as part of depreciation and finance charges under IFRS 16.

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2023: 54.7%), The gross profit and gross margin decreases are mainly as a result of the shift in the product mix leading to an increased revenue performance in all content products while PAM and managed services were slightly lower proportionally.

Expenses

Selling, general and administrative expenses amounted to EUR 26.1m, an increase of EUR 1.1m from the same period in the previous year (six months ended June 30, 2023: EUR 25.0m). Expenses were mainly driven by an increase of EUR 1.9m in depreciation and amortization, and an increase of EUR 1.1m in professional fees. These movements have been offset by a reduction in total employee costs of EUR 2.2m.

Profitability

Adjusted EBITDA amounted to EUR 7.0m (six months ended June 30, 2023: EUR 8.6m), a decrease of EUR 1.6m for the period with margins decreasing by 370 bps to 14.4% (six months ended June 30, 2023: 18.1%). Operating loss amounted to EUR 2.5m (six months ended June 30, 2023: income of EUR 1.8m), an increase in loss of EUR 4.3m as a result of the decrease in gross profit of EUR 1.8m due to the shift in the product mix, while incurring increases in depreciation and amortization of EUR 1.9m, an increase in professional fees of EUR 1.1m and offset due to a decrease in total employee costs during the transition period of key executive positions and increased deferred cost.

Cash Flow

Cash flows generated from operating activities for the six-month period ended June 30, 2024, amounted to EUR 2.1m (1H23: EUR 5.2M) with the underlying performance reaching EUR 6.7m (1H23: EUR 8.0m) coupled with the negative movement in working capital and income taxes paid of EUR 4.6m (2Q23: negative EUR 2.8m).

Cash flows used in investing activities amounted to EUR 5.9m (1H23: EUR 3.9m), an increase of EUR 2.0m. During both periods, the Company continued its investment in software development costs.

Cash flows generated from financing activities amounted to EUR 5.6m (1H23: used EUR 1.2m) mainly related to proceeds from loans of EUR 6.5m (2Q23: repayment of EUR 0.1m).

Financial Position

Cash and cash equivalents as of June 30, 2024, amounted to EUR 10.9m (December 31, 2023: EUR 8.8m), an increase of EUR 2.1m as a result of EUR 5.9m cash used in investing activities offset by EUR 5.6m cash generated from financing activities and a positive cash flow from operations of EUR 2.1m.

Trade and other receivables as of June 30, 2024, totalled EUR 18.6m (December 31, 2023: EUR 18.6m), collection cycle maintained its prior position.

Trade payables and other liabilities as of June 30, 2024, decreased by EUR 1.8m to EUR 20.1m (December 31, 2023: EUR 21.8m).

Total convertible debt valuation amounted to EUR 0.6m (December 31, 2023: EUR 2.9m), of which EUR 0.2m is recorded as a short-term derivative liability (December 31, 2023: EUR 0.5m) and EUR 0.5m as a short-term convertible debt (December 31, 2023: EUR 2.4m). The total outstanding face value amount repayable as of June 30, 2024, was USD 1.0m (December 31, 2023: USD 4.0m).

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Others

●	Financing: On April 24, 2024, the Company obtained a secured promissory note in the principal amount of US$7 million from a member of management. The secured promissory note matures on April 24, 2025, and bears interest at an annual rate of 14%, payable quarterly. The purpose of issuing the promissory note is to provide the Company with additional capital to be used for operational expenditure and for the achievement of greater financial flexibility in the coming months.

●	Share Capital: As of June 30, 2024, the number of issued and outstanding shares was 24,945,976 (December 31, 2023: 23,003,552), the number of outstanding awards from equity incentive plans was 1,776,213 (December 31, 2023: 2,500,592), and the number of warrants issued upon convertible debt was 979,048 (December 31, 2023: 979,048).

●	Employees: As of June 30, 2024, the Company has 466 employees, contractors, and sub-contractors (June 30, 2023: 446) across Europe, North America, and India.

Strategic Progress

As a business, Bragg’s strategic goal is to be a profitable, successful provider of both iGaming content and technology solutions. This goal will be achieved by the Company acting as a leading developer, provider and licensor of iGaming technology and services, as well as a distributor and producer of casino games content for the iGaming industry.

Bragg’s casino content portfolio encompasses both online and land-based casino games developed and then distributed from its in-house Bragg Studios, exclusive online games from third-party content providers which are ‘Powered by Bragg’, aggregated and non-exclusive online casino content delivered via Bragg technology to its customers.

Bragg technology-based solutions which are provided as part of the Company’s turnkey services to the iGaming and sports betting industry include proprietary player account management (PAM) technology, the Bragg remote games server (RGS) on which it builds and operates its exclusive games portfolio, the Bragg HUB content delivery platform, the Fuze ™ player engagement toolset as well as Bragg’s data analysis and reporting platforms.

The Company also providers fully managed, operation and marketing services to customers utilizing its PAM offering.

To summarize, Bragg content, technology and services encompass a full turnkey solution which aims to capture an increasing proportion of the online casino, sports betting and lottery market at every level of the value chain.

Bragg plans to achieve this goal by continuing to focus on making progress in the following key strategic business areas:

1.	Rollout of Bragg’s content portfolio in the United States

Over the second quarter of 2024, Bragg has continued to build on its strategic expansion across the U.S. market, launching new online casino content and RGS technology with BetMGM & Borgata in Pennsylvania. We’re also proud to have launched with the U.S. market leader, FanDuel in the Pennsylvanian market, one of the biggest markets for iGaming in the U.S as well as international operator Bet365.

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2.	Continued expansion in other markets

Bragg continued its goal of expanding into new regulated markets, those which are soon to launch as well as expanding its offering across existing regulated markets. During 2Q24, the Company added its second customer in the Czech Republic, providing full turnkey solutions, iGaming content, PAM and its Fuze ™ marketing toolset with Kingsbet.cz as well as sportsbook technology via Altenar.

Bragg has also grown its market footprint in the Netherlands, launching its PAM platform with Hard Rock Casino, as well as launching sportsbook solutions with BetNation.nl, ComeOn.nl and 711.nl respectively. These sportsbook launches form part of the Company’s partnerships with sportsbook technology firms Metric Gaming and Kambi respectively.

3.	Proprietary Bragg Studios content development

The Company has continued to grow and expand its portfolio of proprietary Bragg Studios content over the course of the quarter, in line with the wider business strategy of revenue growth from casino content generated and developed in-house. In general, proprietary content creates a higher gross profit margin for Bragg when compared to third-party content, due to the fact no royalties are payable to studio owners.

Proprietary studios released 12 new content titles globally in the second quarter of 2024 compared to seven in the same period in the previous year. Notably, during 2Q24 the Company launched nine proprietary titles new to North American markets, including two from its Wild Streak Gaming studio which is already established in the land-based sector in the region with brand recognition from an existing player base. These North American proprietary releases contributed to robust growth in wagering and GGR in the region during the second quarter.

Table: Number of proprietary games titles released the second quarter of 2024 compared to the same period last year

			New to		New to European
	New titles globally		North American markets		& RoW markets
	2Q24	2Q23	2Q24	2Q23	2Q24	2Q23
All Proprietary Studios	12	7	9	1	10	7
Indigo Magic	5	3	5	0	5	3
Atomic Slot Lab	4	3	2	1	4	3
Wild Streak Gaming	3	1	2	0	1	1

4.	Exclusive portfolio expansion via Powered by Bragg content partners

The Company continues to expand its portfolio of games from partner studios offered exclusively from Bragg to its customers . Online casino titles built on the Bragg RGS and exclusively distributed by the Company grow the number of in-demand games titles offered to customers. In addition, exclusive games from third-parties allow the Company to offer highly localized game portfolios, for example through offering a number of exclusive games online in North America from casino brands with established land-based footprints such as King Show Games, Bluberi and Incredible Technologies.

Bragg released fewer new global titles from partners in the second quarter of 2024 (five, compared to ten in the same period the previous year), but this is partly due to the relatively high number of proprietary titles released in 2Q24. In general, the Company aims to keep a balanced portfolio with approximately half of released titles coming from the higher margin, in-house studios, and half coming from carefully selected partner studios which enrich and diversify the Company’s exclusive games portfolio.

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Table: Number of partner games titles released the second quarter of 2024 compared to the same period last year

			New to		New to European
	New titles globally		North American markets		& RoW markets
	2Q24	2Q23	2Q24	2Q23	2Q24	2Q23
All Partner Studios	5	10	1	3	5	8
Gamomat	3	2	0	0	3	2
King Show Games	2	2	0	0	2	2
Bluberi	0	2	1	1	0	2
Incredible Technologies	0	2	0	2	0	0
Animak Gaming	0	1	0	0	0	1
Blue Guru	0	1	0	0	0	1

5.	PAM & full product suite

In the Netherlands, the Company continues to be the market leading PAM supplier, adding a sixth PAM customer in Hard Rock Casino during 2Q24.

The Company also added a second PAM customer in the Czech market, with the addition of KingsBet as a full service turnkey client. We continue to consider new opportunities to grow the Company’s PAM, content aggregation, player engagement toolset and managed services in multiple jurisdictions internationally.

Outlook

Bragg continues to launch proprietary and exclusive content across the U.S., as well as other global jurisdictions. The Company is also expanding its in-house Bragg Studios content portfolio, content which generates a higher gross product margin compared to that generated through the distribution of content from third-party studios. Bragg also is growing its Powered By Bragg program, expanding content, adding several popular casino brands to its exclusive games portfolio and creating differentiation in Bragg’s overall content offering.

The Company is continuing to lead the way in the Netherlands iGaming market with its PAM, further developing this platform, as well as aggregation, and complete business solutions in the Netherlands and across other countries.

During 2Q24, Bragg instigated a strategic review to explore potential alternatives for the business with the aim of generating value for shareholders. The Company remains laser-focused on maximizing shareholder value as it continues to advance the strategic alternatives review process. As previously indicated, the Company will not be providing specific comments on the status of the process and only intends to do so as circumstances warrant.

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5.	FINANCIAL RESULTS

5.1	BASIS OF FINANCIAL DISCUSSION

The financial information presented below has been prepared to examine the results of operations from continuing activities.

The presentation currency of the Company is the Euro, while the functional currencies of its subsidiaries are Euro, Canadian dollar, United States dollar, Israel shekels and British pound sterling due to primary location of individual entities within our corporate group. The presentation currency of the Euro has been selected as it best represents the majority of the Company’s economic inflows, outflows as well as its assets and liabilities.

5.2	SELECTED INTERIM INFORMATION

The primary non-IFRS financial measure which the Company uses is Adjusted EBITDA. When internally analyzing underlying operating performance, management excludes certain items from EBITDA (earnings before interest, tax, depreciation, and amortization).

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	June 30,	June 30,	June 30,	June 30,
EUR 000	2024	2023	2024	2023
Revenue	24,861	24,729	48,672	47,588
Net Income (Loss)	(2,400)	377	(4,304)	(99)
EBITDA	2,779	4,525	5,388	7,754
Adjusted EBITDA	3,615	4,742	7,026	8,636

Basic Income (Loss) Per Share	(0.10)	0.02	(0.18)	0.00
Diluted Income (Loss) Per Share	(0.10)	0.02	(0.18)	0.00

	As at	As at
	June 30,	December 31,
	2024	2023
Total assets	105,845	103,367
Total non-current financial liabilities	2,837	4,367

Dividends paid	nil	nil

As at June 30, 2024, non-current financial liabilities primarily consists of EUR 2.4m in lease obligations on right of use assets in relation to office leases (December 31, 2023: EUR 2.6m), and EUR 0.4m in other non-current liabilities (December 31, 2023: EUR 0.4m).

With the exception of EBITDA and Adjusted EBITDA, the financial data has been prepared to conform with IFRS as issued by the International Accounting Standards Board. These accounting principles have been applied consistently across for all reporting periods presented.

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5.3OTHER FINANCIAL INFORMATION

To supplement its Interim Financial Statements, the Company considers certain financial measures that are not prepared in accordance with IFRS. The Company uses such non-IFRS financial measures in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that such measures help identify underlying trends in its business that could otherwise be masked by the effect of the expenses that it excludes in such measures.

The Company also believes that such measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making.  However, these measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. There are a number of limitations related to the use of such non-IFRS measures as opposed to their nearest IFRS equivalents.

A reconciliation of operating income (loss) to EBITDA and Adjusted EBITDA is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
EUR 000	2024	2023	2024	2023
Operating income (loss)	(1,215)	1,271	(2,483)	1,791
Depreciation and amortization	3,994	3,254	7,871	5,963
EBITDA	2,779	4,525	5,388	7,754
Depreciation of right-of-use assets	(147)	(84)	(373)	(166)
Lease interest expense	(26)	(11)	(60)	(20)
Share based compensation	420	526	604	1,284
Transaction and acquisition costs	—	(5)	—	32
Exceptional costs	672	318	792	485
(Gain) Loss on remeasurement of derivative liability	(38)	115	140	179
Gain on settlement of convertible debt	—	(204)	(65)	(204)
(Gain) loss on remeasurement of deferred consideration	(45)	(438)	600	(708)
Adjusted EBITDA	3,615	4,742	7,026	8,636

Exceptional costs in the three and six months ended June 30, 2024, include EUR 0.7m and EUR 0.8m relating to legal and professional costs associated with non-recurring strategic process driven cost, corporate and regulatory matters, and expenses related to the Board’s strategic review.

Gain/Loss on remeasurement of derivative liability is due to remeasurement of the present value of the conversion options embedded in the convertible debt instrument, whilst gain on settlement of convertible debt arose from cash-in-lieu settlement of the debt. Gain/loss on remeasurement of deferred consideration is due to remeasurement of the present value of deferred share consideration in relation to the acquisition of Spin.

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5.4	SELECTED FINANCIAL INFORMATION

Selected financial information is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
EUR 000	2024	2023	2024	2023
Revenue	24,861	24,729	48,672	47,588
Operating income (loss)	(1,215)	1,271	(2,483)	1,791
EBITDA	2,779	4,525	5,388	7,754
Adjusted EBITDA	3,615	4,742	7,026	8,636

	As at	As at
	June 30,	December 31,
	2024	2023
Total assets	105,845	103,367
Total liabilities	34,157	33,120

TRADE AND OTHER RECEIVABLES

	As at	As at
	June 30,	December 31,
EUR 000	2024	2023
Trade receivables	17,834	18,641
Sales tax receivables	767	—
Trade and other receivables	18,601	18,641

	As at	As at
	June 30,	December 31,
EUR 000	2024	2023
Less than one month	16,438	17,711
Between two and three months	1,630	1,275
Greater than three months	1,928	1,714
	19,996	20,700
Provision for expected credit losses	(2,162)	(2,059)
Trade receivables	17,834	18,641

TRADE PAYABLES AND OTHER LIABILITIES

	As at	As at
	June 30,	December 31,
EUR 000	2024	2023
Trade payables	6,195	7,504
Accrued liabilities	13,535	13,983
Sales tax payable	—	12
Other liabilities	327	347
Trade payables and other liabilities	20,057	21,846

Bragg Gaming Group Inc. Management Discussion & Analysis June 30, 2024	13

5.5	SUMMARY OF QUARTERLY RESULTS

The following table presents the selected financial data for continuing operations for each of the past eight quarters of the Company.

	2022		2023				2024
EUR 000	3Q22	4Q22	1Q23	2Q23	3Q23	4Q23	1Q24	2Q24
Revenue	20,899	23,681	22,859	24,729	22,574	23,357	23,811	24,861
Operating income (loss)	(1,638)	162	520	1,271	(2,137)	(431)	(1,268)	(1,215)
EBITDA	837	2,682	3,229	4,525	1,209	3,327	2,609	2,779
Adjusted EBITDA	2,237	3,650	3,894	4,742	3,814	2,786	3,411	3,615
Income (Loss) per share - Basic	(0.09)	(0.04)	(0.02)	0.02	(0.13)	(0.03)	(0.08)	(0.10)
Income (Loss) per share - Diluted	(0.09)	(0.04)	(0.02)	0.02	(0.13)	(0.03)	(0.08)	(0.10)

5.6LIQUIDITY AND CAPITAL RESOURCES

The Company’s principal source of liquidity is its cash generated from operations. On April 24, 2024, the Company obtained a secured promissory note in the principal amount of US$7m from a member of management. The secured promissory note matures on April 24, 2025 and bears interest at an annual rate of 14%, payable quarterly. The purpose of issuing the promissory note is to provide the Company with additional capital to be used for operational expenditure and for the achievement of greater financial flexibility in the coming months. Currently available funds consist primarily of cash on deposit with banks. The Company calculates its working capital requirements from continuing operations as follows:

	As at	As at
	June 30,	December 31,
EUR 000	2024	2023
Cash and cash equivalents	10,850	8,796
Trade and other receivables	18,601	18,641
Prepaid expenses and other assets	2,756	1,655
Current liabilities excluding Loans payable, deferred consideration and convertible debt	(21,659)	(23,943)
Net working capital	10,548	5,149
Loans payable	(6,702)	-
Convertible debt - current	(463)	(2,445)
Deferred consideration -current	(1,797)	(1,513)
Net current assets	1,586	1,191

Current deferred consideration of EUR 1.8m is related to deferred share consideration upon the acquisition of Spin on June 1, 2022 (December 31, 2023: EUR 1.5m).

The undiscounted contractual maturities of significant financial liabilities and the total contractual obligations of the Company as June 30, 2024 are below:

	2024	2025	2026	2027	Thereafter	Total
Trade payables and other liabilities	20,057	—	—	—	—	20,057
Lease obligations on right of use assets	422	777	758	780	886	3,623
Convertible debt	934	—	—	—	—	934
Loans payable	458	6,990	—	—	—	7,448
Other non-current liabilities	1	3	3	7	778	792
	21,872	7,770	761	787	1,664	32,854

Bragg Gaming Group Inc. Management Discussion & Analysis June 30, 2024	14

MARKET RISK

The Company is exposed to market risks, including changes to foreign currency exchange rates and interest rates.

FOREIGN CURRENCY EXCHANGE RISK

The Company is exposed to foreign currency risk, which includes risks related to its revenue and operating expenses denominated in currencies other than EUR, which is both the reporting currency and primary contracting currency of the Company’s customers. Accordingly, changes in exchange rates may in the future reduce the purchasing power of the Company’s customers thereby potentially negatively affecting the Company’s revenue and other operating results.

The Company has experienced and will continue to experience fluctuations in its net income (loss) as a result of translation gains or losses related to revaluing certain current asset and current liability balances that are denominated in currencies other than the functional currency of the entities in which they are recorded.

LIQUIDITY RISK

The Company is also exposed to liquidity risk with respect to its contractual obligations and financial liabilities. The Company manages liquidity risk by continuously monitoring its forecasted and actual cash flows, and matching maturity profiles of financial assets and liabilities.

5.7	CASH FLOW SUMMARY

The cash flow may be summarized as follows:

	Six Months Ended June 30,
EUR 000	2024	2023
Operating activities	2,097	5,158
Investing activities	(5,870)	(3,915)
Financing activities	5,609	(1,198)
Effect of foreign exchange	218	(590)
Net cash flow	2,054	(545)

Cash flows used in investing activities is primarily due to additions to intangible assets of EUR 5.3m (six months ended June 30, 2023: EUR 3.7m).

	Six Months Ended June 30,
EUR 000	2024	2023
Purchases of property and equipment	(521)	(206)
Additions in intangible assets	(5,349)	(3,709)
Cash flows used in investing activities	(5,870)	(3,915)

Bragg Gaming Group Inc. Management Discussion & Analysis June 30, 2024	15

In the six months ended June 30, 2024, cash flows used in financing activities mainly consisted of a secured promissory note of EUR 6.5m (six months ended June 30, 2023: used EUR 0.1m), repayment of convertible debt totaling EUR 0.5m (six months ended June 30, 2023: EUR 0.9m), repayment of lease liability EUR 0.4m (six months ended June 30, 2023: EUR 0.2m) and interest and financing charges totaling EUR 0.4m (six months ended June 30, 2023: EUR nil).

	Six Months Ended June 30,
EUR 000	2024	2023
Proceeds from exercise of stock options	294	4
Repayment of convertible debt	(455)	(939)
Repayment of lease liability	(350)	(154)
Repayment of loans	6,532	(107)
Interest and financing fees	(412)	(2)
Cash flows (used in) generated from financing activities	5,609	(1,198)

Significant non-cash transactions from financing activities include settlement of convertible debt through issuance of common shares amounting to EUR 2,704 (six months period ended June 30, 2023: EUR 2,217).

6	TRANSACTIONS BETWEEN RELATED PARTIES

The Company’s policy is to conduct all transactions and settle all balances with related parties on market terms and conditions for those in the normal course of business. Transactions between the Company and its consolidated entities have been eliminated on consolidation and are not disclosed.

Key Management Personnel

The Company’s key management personnel are comprised of members of the Board and the executive team. Two key management employees are also shareholders in the Company.

Transactions with Shareholders, Key Management Personnel and Members of the Board of Directors

Transactions recorded in the interim unaudited condensed consolidated statements of income (loss) and comprehensive loss between the Company and its shareholders, key management personnel and members of the Board are set out in aggregate as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Revenue		28	—	52
Salaries and subcontractors	(760)	(688)	(1,317)	(1,698)
Share based compensation	(450)	(439)	(586)	(1,069)
Professional fees	—	(11)	—	(21)
	(1,210)	(1,110)	(1,903)	(2,736)

Bragg Gaming Group Inc. Management Discussion & Analysis June 30, 2024	16

Transactions with Wild Streak and Spin Vendors

Certain vendors in the sale of Wild Streak and Spin subsequently became employees of the Company. Transactions recorded in the interim unaudited condensed consolidated statements of income (loss) and comprehensive loss between the Company and these employees are set out in aggregate as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Salaries and subcontractors	(407)	(899)	(882)	(1,625)
Share based compensation	-	(28)	(10)	(45)
Gain (Loss) on remeasurement of deferred consideration	45	438	(600)	708
Interest and financing fees	(340)	(121)	(475)	(258)
	(702)	(610)	(1,967)	(1,220)

Balances due to/from key management personnel, members of the Board and Wild Streak and Spin vendors who subsequently became employees of the Company are set out in aggregate as follows:

Consolidated statements of changes in equity	Six Months Ended	Six Months Ended
	June 30,	June 30,
	2024	2023
Shares issued as deferred consideration to Wild Streak Vendors
Shares to be issued	(3,491)	(3,491)
Share capital	3,491	3,491
Shares issued as consideration to Spin Vendors
Share capital	2,139	1,104
Net movement in equity	2,139	1,104

	As at	As at
	June 30,	December 31,
	2024	2023
Consolidated statements of financial position
Trade and other receivables	—	40
Trade payables and other liabilities	(772)	(1,945)
Deferred consideration - current	(1,797)	(1,513)
Deferred consideration - non-current	—	(1,426)
Loans payable	(6,702)
Net related party payable	(9,271)	(4,844)

Bragg Gaming Group Inc. Management Discussion & Analysis June 30, 2024	17

7	DISCLOSURE OF OUTSTANDING SHARE DATA

The number of equity-based instruments granted or issued may be summarized as follows:

	June 30,	August 8,
	2024	2024
Common Shares	24,945,976	24,946,276
Warrants	979,048	979,048
Fixed Stock Options	1,669,547	1,669,247
Restricted Share Units	80,000	80,000
Deferred Share Units	26,666	26,666
	27,701,237	27,701,237

8	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of the interim financial statements requires management to make estimates and judgments in applying the Company’s accounting policies that affect the reported amounts and disclosures made in the interim financial statements and accompanying notes.

Within the context of the interim financial statements, a judgment is a decision made by management in respect of the application of an accounting policy, a recognized or unrecognized financial statement amount and/or note disclosure, following an analysis of relevant information that may include estimates and assumptions. Estimates and assumptions are used mainly in determining the measurement of balances recognized or disclosed in the interim financial statements and are based on a set of underlying data that may include management’s historical experience, knowledge of current events and conditions and other factors that are believed to be reasonable under the circumstances.

Management continually evaluates the estimates and judgments it uses.

The following are the accounting policies subject to judgments and key sources of estimation uncertainty that the Company believes could have the most significant impact on the amounts recognized in the interim financial statements.

Impairment of non-financial assets (property and equipment, right-of-use assets, intangible assets and goodwill)

-	Judgments made in relation to accounting policies applied

Management is required to use judgment in determining the grouping of assets to identify their cash generating units (“CGUs”) for the purposes of testing property and equipment, intangible assets and right-of-use assets for impairment. Judgment is further required to determine appropriate groupings of CGUs for the level at which goodwill and intangible assets are tested for impairment.

The Company has determined that Oryx Gaming, Wild Streak and Spin are a single CGU for the purposes of property and equipment, intangible assets and right-of-use asset impairment testing. For the purpose of goodwill impairment testing, CGUs are grouped at the lowest level at which goodwill is monitored for internal management purposes. In addition, judgment is used to determine whether a triggering event has occurred requiring an impairment test to be completed.

-	Key sources of estimation

In determining the recoverable amount of a CGU or a group of CGUs, various estimates are employed. The Company determines fair value less costs to sell using such estimates as market rental rates for comparable properties, recoverable operating costs for leases with tenants, non-recoverable operating costs, discount rates, capitalization rates and terminal capitalization rates. The Company determines value in use by using estimates including projected future revenues, earnings and capital investment consistent with

Bragg Gaming Group Inc. Management Discussion & Analysis June 30, 2024	18

strategic plans presented to the Board. Discount rates are consistent with external industry information reflecting the risk associated with the specific cash flows.

Impairment of accounts receivable

In each stage of the expected credit loss (“ECL”) impairment model, impairment is determined based on the probability of default, loss given default, and expected exposures at default. The application of the ECL model requires management to apply the following significant judgments, assumptions, and estimations:

-

movement of impairment measurement between the three stages of the ECL model, based on the assessment of the increase in credit risks on accounts receivables. The assessment of changes in credit risks includes qualitative and quantitative factors of the accounts, such as historical credit loss experience and external credit scores;

-	thresholds for significant increase in credit risks based on changes in probability of default over the expected life of the instrument relative to initial recognition; and
-	forecasts of future economic conditions.

Leases

-	Judgments made in relation to accounting policies applied

Management exercises judgment in determining the appropriate lease term on a lease-by-lease basis. Management considers all facts and circumstances that create an economic incentive to exercise a renewal option or to not exercise a termination option including investments in major leaseholds and past business practice and the length of time remaining before the option is exercisable. The periods covered by renewal options are only included in the lease term if management is reasonably certain to renew. Management considers reasonably certain to be a high threshold. Changes in the economic environment or changes in the office rental industry may impact management’s assessment of lease term, and any changes in management’s estimate of lease terms may have a material impact on the Company’s consolidated statements of financial position and consolidated statements of income (loss) and comprehensive loss.

-	Key sources of estimation

In determining the carrying amount of right-of-use assets and lease liabilities, the Company is required to estimate the incremental borrowing rate specific to each leased asset or portfolio of leased assets if the interest rate implicit in the lease is not readily determined. Management determines the incremental borrowing rate using a base risk-free interest rate estimated by reference to the bond yield with an adjustment that reflects the Company’s credit rating, the security, lease term and value of the underlying leased asset, and the economic environment in which the leased asset operates. The incremental borrowing rates are subject to change due to changes in the business and macroeconomic environment.

Warrants and share options

-	Judgments made in relation to accounting policies applied

Management exercises judgment in determining the model used and the inputs therein to evaluate the value of share option grants and issued warrants. Management considers all facts and circumstances for each grant issuance on an individual basis.

-	Key sources of estimation

In determining the fair value of warrants and share options, the Company is required to estimate the future volatility of the market value of the Company’s shares by reference to its historical volatility or comparable companies over the previous years, a risk-free interest rate estimated by reference to the Government of Canada bond yield, and a dividend yield of Nil.

Bragg Gaming Group Inc. Management Discussion & Analysis June 30, 2024	19

Long-term employee benefits obligations

-	Judgments made in relation to accounting policies applied

Management exercises judgment in determining the appropriate fair value of severance pay upon retirement and awards for years of service that certain employees have earned in return for their service. A calculation is made for each employee taking into account the cost of severance pay upon retirement due under the contract of employment and the cost of all expected awards for years of service with the Company until retirement.

-	Key sources of estimation

In determining the present value of liabilities to certain employees, the Company performs actuarial calculations in accordance with IAS 19 Employee Benefits applying the Projected Unit Credit Method to measure obligations and costs. Various assumptions are applied including retirement age, mortality, average salary of an individual and growth in income in future years.

Convertible debt

-	Judgments made in relation to accounting policies applied

Management exercises judgment in determining the appropriate fair value of each separately identifiable component in the convertible debt instrument. Embedded derivatives such as conversion and buy-back options are measured at fair value through profit and loss and remeasured at each reporting period. The host debt liability is measured at amortised cost and amortised over the life of the instrument. Residual amounts, if any, from the transaction price after deducting the fair value of derivative liabilities and host debt are allocated to warrants if issued as part of the convertible debt.

-	Key sources of estimation

In determining the present value of conversion options, the Company has performed Monte-Carlo simulations modelled as a series of call options with inputs including strike price, stock price WVAP, annualized volatility and risk-free rate.

In respect of buy-back options, the Company has employed a Black Scholes valuation, adding an early exercise premium. Inputs and assumptions include share price, risk free rate, volatility and exercise price.

The fair value of the host debt liability is determined using a discounted cash flow method at an appropriate market participant discount rate.

9	CHANGES IN ACCOUNTING POLICY

There have been no changes in the Company’s accounting policies in any of the reporting periods discussed in this MD&A.

10	MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Based on a review of the Company’s internal control procedures, the Company’s Chief Executive Officer and Chief Financial Officer believe its internal controls and procedures are appropriately designed as at the date of this MD&A.

Bragg Gaming Group Inc. Management Discussion & Analysis June 30, 2024	20

There have been no material changes in the Company’s internal control over financial reporting during the three and six months period ended June 30, 2024, that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Disclosure controls and procedures

Management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, which is required to be disclosed by the Company in its filings or required to be submitted by the Company under securities legislation is recorded, processed and summarized and reported within specified time periods. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the design of the Company’s disclosure controls and procedures as at the date of this MD&A, and have concluded that these controls and procedures were appropriately designed.

11	RISK FACTORS AND UNCERTAINTIES

Certain factors, listed below, may have a material adverse effect on the Company’s business, financial condition, and results of operations. Current and prospective investors should carefully consider the risks and uncertainties and other information contained in this MD&A and the corresponding financial statements.

For a detailed description of risk factors associated with the Company, please refer to the “Risk Factors” section of the Company's annual information form. The risks and uncertainties described herein and therein are not the only ones the Company may face. Additional risks and uncertainties that the Company is unaware of, or that the Company currently believes are not material, may also become important factors that could adversely affect the Company’s business. If any of such risks actually occur, the Company’s business, financial condition, results of operations, and future prospects could be materially and adversely affected.

The Company depends on a small number of significant customers for a large portion of revenue.

The business of the Company was dependent on ten customers for approximately 59.3% and 61.8% of its revenue in the three and six months ended June 30, 2024, and approximately 65.9% and 65.1% in the three and six months ended June 30, 2023 respectively. The Company's largest customer accounted for approximately 22.0% and 24.4% of the Company's revenue for the three and six months ended June 30, 2024, and approximately 34.2% and 34.6% in the three and six months ended June 30, 2023 respectively. The Company’s accounts receivables tend to be concentrated within a small group of customers and this is expected to improve while the Company is growing its customer base in various jurisdictions.

The loss of any significant customer, a significant decrease in business from any such customer or a reduction in customer revenue due to adverse changes in the terms of contractual arrangements or other factors could harm the Company’s results of operations and financial condition. Revenue from individual customers may fluctuate from time to time.

The Company currently relies on third-parties for its gaming content and has no control over the providers of its content. Our business could be adversely affected if our access to games is limited or delayed.

The control of content by our major providers means that even one entity, or a small number of entities working together, may unilaterally affect our access to games and other content. We cannot guarantee that these providers will always choose to license to us. Our business may be adversely affected if our access to games is limited or delayed because of deterioration in our relationships with one or more of these providers or if they choose not to license to us for any other reason.

Even if we are able to secure rights to gaming content from providers or creators, external groups may object and may exert pressure on third parties to discontinue licensing rights to us, hold back content from us, or increase content fees. Content providers also may

Bragg Gaming Group Inc. Management Discussion & Analysis June 30, 2024	21

attempt to take advantage of their market power to demand onerous financial terms from us. If any of these content providers were to not renew their contracts at the expiration of their current service terms, fail to meet their contractual obligations or cease operations for any reason, and if no suitable alternative providers were available, we could be unable to operate our gaming platform. Our inability to retain such third-party providers or find suitable alternate providers in a timely manner could lead to significant costs and disruptions that could reduce our revenue, harm our business reputation, and have a material adverse effect on our financial condition and results of operations.

To the extent that we are unable to license a large amount of content or the content of certain popular games, our business, operating results, and financial condition could be materially harmed.

The industry within which the Company operates are intensely competitive, characterized by low barriers to entry, and are subject to changing technology, shifting user needs, and frequent introductions of new offerings.

The Company's current and potential competitors include large and established companies as well as other start-up companies. Certain competitors have more established relationships and greater financial resources and they can use their resources against the Company in a variety of competitive ways, including by making acquisitions, investing aggressively in research and development and advertising. Emerging start-ups may be able to innovate and provide offerings faster than the Company can. As a result of developments in digital and internet gaming, the cost of entry to the gaming market has decreased significantly. This has resulted in a highly competitive environment. Digital and internet gaming have emerged as substantial methods of competition from existing competitors and, increasingly, new competitors as a result of the lower cost of entry. The increased competition may result in increased pricing pressures on a number of the Company’s products and services. If competitors are more successful than the Company in developing compelling offerings or navigating regulatory hurdles, the Company's revenue and growth rates could be negatively affected. There is no assurance that the Company will be able to maintain or grow its position in the marketplace.

The integrity, reliability and operational performance of the Company's content aggregation, parsing and distribution and other operational information technology systems are critical to the Company's ability to serve its businesses.

The Company's information technology ("IT") systems may be damaged or interrupted by increases in usage, human error, unauthorized access, natural hazards or disasters or similarly disruptive events. Any failure of these IT systems or the telecommunications and/or other third party infrastructure on which such systems rely, could lead to significant costs and disruptions that could reduce the Company's revenue, harm the Company's business reputation and have a material adverse effect on the Company's prospects, business, financial condition or results of operations.

The Company incurs significant costs to maintain, transfer and receive personal data across jurisdictions.

The Company has procedures and measures in place to protect against network or IT system failure or disruption. However, those procedures and measures may not be effective to ensure that the Company is able to carry on its business in the ordinary course if they fail or are disrupted. In addition, the Company's IT systems may not be effective in detecting any intrusion or other security breaches, or safeguarding against sabotage, hackers, denial of service attacks, viruses or cybercrime. Any failure in these protections could harm the Company's business reputation and have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

With regard to transfers to the U.S. of personal data (as such term is defined under the European Union’s General Data Protection Regulation 679/2016 (the "GDPR")) from the Company’s European and U.K. employees, customers, users and other persons, the Company has relied until recently upon the EU - U.S. Privacy Shield, and the Company currently attempts to rely upon EU standard contractual clauses in certain circumstances. Both the EU - U.S. Privacy Shield and EU standard contractual clauses have been subject to legal challenge, resulting in the EU - U.S. Privacy Shield being invalidated, in July 2020, by the Court of Justice of the European Union (the "CJEU"). The U.S. Department of Commerce and the European Commission have initiated discussions to evaluate the potential for an enhanced EU - U.S. Privacy Shield framework that would comply with the CJEU decision; however, such an enhancement may

Bragg Gaming Group Inc. Management Discussion & Analysis June 30, 2024	22

not be created, or any such enhancement could be subject to further challenge before the European courts. While the validity of the EU standard contractual clauses was confirmed by the CJEU, the use of the standard clauses with respect to data transfers to countries outside of the European Economic Area ("EEA") or the U.K., including the U.S., may be subject to further challenge. On 4 June 2021, the European Commission issued revised EU standard contractual clauses which intend to address the decision of the CJEU and recommendations made by the European Data Protection Board. Parties currently relying, or wishing to rely, upon EU standard contractual clauses therefore face operational and administrative challenges to implement these revised clauses, and/or any equivalent clauses issued by the relevant competent authority in the United Kingdom.  Due to the unsettled nature of data export from the EEA and the U.K. to the U.S. (and other third countries), the Company may experience reluctance or refusal by current or prospective European customers to use the Company’s products, and the Company may find it necessary or desirable to make further changes to its handling of personal data of EEA residents, including arrangements to store and process such data outside the U.S. The regulatory environment applicable to the handling of EEA or U.K. residents' personal data, and our actions taken in response, may cause the Company to assume additional liabilities or incur additional costs, and could result in the Company’s business, operating results and financial condition being harmed. Additionally, should the Company continue to transfer the personal data of EEA or U.K. residents to the U.S. or other country outside of the EEA or the U.K., without a solution that complies with the GDPR and other applicable data privacy laws, the Company and its customers may face a risk of enforcement actions by data protection authorities in the EEA or the U.K. relating to personal data transfers to the Company and by the Company from the EEA or the U.K. Any such enforcement actions could result in substantial fines, costs, legal orders to stop transfers and diversion of resources, distract management and technical personnel and negatively affect the Company’s business, operating results and financial condition.

The Company may require the registration of its users or end users prior to accessing its offerings or certain features of its offerings and it may be subject to increased legislation and regulations on the collection, storage, retention, transmission and use of user-data that is collected.

The Company's efforts to protect the personal information of its users may be unsuccessful due to the actions of third parties, software bugs or technical malfunctions, employee error or malfeasance, or other factors. In addition, third parties may attempt to fraudulently induce employees or users to disclose information in order to gain access to the Company's data or its user's data. If any of these events occur, users' information could be accessed or disclosed improperly. Any incidents involving the unauthorized access to or improper use of the information of users or incidents involving violation of the Company's terms of service or policies, could damage the Company's reputation and the Company's brands and diminish its competitive position. In addition, the affected users or governmental authorities could initiate legal or regulatory action against the Company in connection with such incidents, which could cause the Company to incur significant expense and liability or result in orders or consent decrees forcing the Company to modify its business practices and remediate the effects of any such incidents of unauthorized access or use. Any of these events could have a material adverse effect on the Company's prospects, business, financial condition or results of operations.

The Company transmits and stores a large volume of data in the course of supporting its offerings. The interpretation of privacy and data protection laws and their application to the Internet is unclear and subject to rapid change in numerous jurisdictions. There is a risk that these laws may be interpreted and applied in a manner that is not consistent with the Company's data protection practices and results in additional compliance or changes in the Company's business practices, or both, and liability or sanction under these laws. In addition, because its offerings are accessible in many jurisdictions, certain foreign jurisdictions may claim that the Company is required to comply with local laws, even where the Company has no local operating entity, employees, infrastructure or other physical presence in those jurisdictions.

The Company may require additional capital in order to carry out its business objectives.

The Company may require additional equity or debt financing in order to carry out its business objectives and to execute on its strategy. There can be no assurance that debt or equity financing or cash generated by operations would be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it would be on terms acceptable to the Company. Failure to obtain sufficient financing may result in the delay or indefinite postponement of development or

Bragg Gaming Group Inc. Management Discussion & Analysis June 30, 2024	23

production on any or all of the Company's offerings which could have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

The Company’s growth prospects depend on the legal status of real-money gaming in various jurisdictions.

The Company’s growth prospects depend on the legal status of real-money gaming in various jurisdictions, and predominantly within the United States, which is an initial area of focus, and legalization may not occur in as many states as the Company expects, or may occur at a slower pace than the Company anticipates. Additionally, even if jurisdictions legalize real-money gaming, this may be accompanied by legislative or regulatory restrictions and/or taxes that make it impracticable or less attractive to operate in those jurisdictions, or the process of implementing regulations or securing the necessary licenses to operate in a particular jurisdiction may take longer than the Company anticipates, which could materially and adversely affect the Company’s future results of operations and make it more difficult to meet its expectations for financial performance.

Several U.S. states have legalized, or are currently considering legalizing, real-money gaming, and the Company’s business, financial condition and results of operations are significantly dependent upon legalization of real-money gaming. The Company’s business plan is partially based upon the legalization of real-money gaming for a specific percent of the population on a yearly basis and the legalization may not occur as the Company has anticipated. Additionally, if a large number of additional U.S. states or the U.S. federal government enact real-money gaming legislation and the Company is unable to obtain or its key customers are unable to obtain, or are otherwise delayed in obtaining, the necessary licenses to operate iGaming, online casino suites, sportsbook and insurance-based lottery betting websites in U.S. jurisdictions where such games are legalized, the Company’s future growth in iGaming, online casino suites, sportsbook and insurance-based lottery betting could be materially impaired.

As the Company enters into new jurisdictions, governments in those jurisdictions may legalize real-money gaming in a manner that is unfavourable to the Company. Further, authorities overseeing businesses and jurisdictions in which the Company already operates might pass legislation or construe existing law in an unfavourable matter. As a result, the Company may encounter legal, regulatory and political challenges that are difficult or impossible to foresee and which could result in an unforeseen adverse impact on planned revenues or costs associated with operations in existing jurisdictions or opportunities in new jurisdictions.

Additionally, certain U.S. states require the Company to have a relationship with a land-based, licensed casino for online sportsbook access, which tends to increase the Company’s costs of revenue. States that have established state-run monopolies may limit opportunities for private sector participants like the Company. States also impose substantial tax rates on iGaming, online casino suites, sportsbook and insurance-based lottery betting wagering revenue, in addition to sales taxes in certain jurisdictions and a federal excise tax of 25 basis points on the amount of each wager. As most state product taxes apply to various measures of modified gross profit, tax rates, whether federal- or state-based, that are higher than the Company expects, will make it more costly and less desirable for the Company to launch in a given jurisdiction. Additionally, tax increases in any of the Company’s existing jurisdictions may adversely impact the Company’s profitability.

Even in cases in which a jurisdiction purports to license and regulate iGaming, online casino suites, sportsbook and insurance-based lottery betting, the licensing and regulatory regimes can vary considerably in terms of their business-friendliness and at times may be intended to provide incumbent operators with advantages over new licensees.

The Company expects to be subject to a variety of United States and foreign laws and regulations, many of which are unsettled and still developing and which could subject the Company to claims or otherwise harm its business.

As the Company seeks to expand in the U.S. and foreign markets, the Company expects to be subject to a variety of U.S. and foreign laws and regulations, many of which are unsettled and still developing and which could subject the Company to claims or otherwise harm its business. Any change in existing regulations or their interpretation, or the regulatory climate applicable to the Company’s products and services, or changes in tax laws and regulations or the interpretation thereof related to the Company’s products and services, could adversely impact the Company’s ability to operate its business as currently conducted or as the Company seeks to

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operate in the future, which could have a material adverse effect on the Company’s business, financial condition and results of operations.

While the Canadian courts have yet to clarify the scope of certain aspects of the exemption provided by section 207(1)(h) of the Criminal Code for offshore gaming services provided from Canada, and a risk exists that the Canadian authorities may commence enforcement proceedings against the Company for its activities, the Company is not aware of such proceedings against B2B solutions providers operating in Canada who solely export their products to lawful jurisdictions. Although the Company believes it is compliant with all applicable laws and regulations, there is a risk that certain activities of the Company could be found to be in contravention of any such law or regulation in Canada and the penalties for any such contravention are unknown. Additionally, changes in applicable laws or regulations or evolving interpretations of existing law could, in certain circumstances, result in increased compliance costs or capital expenditures, which could affect the Company’s profitability, or impede the Company’s ability to carry on its business which could affect its revenues. Violations of the Criminal Code or any other regulation, whether foreign or domestic, could negatively affect the reputation of the Company and the ability of the Company to obtain required regulatory licenses and registrations in Canada and elsewhere, and cause financial harm to the Company.

The Company is generally subject to laws and regulations relating to online gaming, online casino suites, sportsbook and insurance-based lottery betting in the jurisdictions in which the Company or the Company’s customers conduct their businesses or in some circumstances, of those jurisdictions in which their services are offered or available, as well as the general laws and regulations that apply to all online businesses, such as those related to privacy and personal information, tax and consumer protection. These laws and regulations vary from one jurisdiction to another and future legislative and regulatory action, court decisions or other governmental action, which may be affected by, among other things, political pressures, attitudes and climates, as well as personal biases, may have a material impact on the Company’s operations and financial results. In particular, some jurisdictions have introduced regulations attempting to restrict or prohibit online gaming, while others have taken the position that online gaming should be licensed or otherwise permitted and regulated and have adopted, or are in the process of considering, legislation and regulations to enable that to happen. Additionally, some jurisdictions in which the Company may operate could presently be unregulated or partially regulated, and therefore more susceptible to the enactment or change of laws and regulations.

Certain of the Company's customers may, from time to time, provide gaming services to players in unregulated markets.

Certain of the Company's customers may, from time to time, provide gaming services to players in unregulated markets. This activity by any of the Company's customers does not necessarily amount to an infringement of laws or regulation in a given jurisdiction, but it is not uncommon for customers to cease providing interactive gaming services in an unregulated market in response to changes or intimated changes to laws or regulation. If a customer is found to have infringed laws or regulations in an unregulated jurisdiction this could materially adversely affect the Company's operations, financial performance and prospects.

The Company cannot be certain that its customers will not provide interactive gaming services to end-users in markets which prohibit interactive gambling. The Company may be considered by a regulatory body in such a restricted jurisdiction as infringing the laws or regulations of that jurisdiction on the basis that the Company is aiding the infringement by providing products or services to that customer. If a customer is found to be operating in a prohibited market, this could materially adversely affect the Company's operations, financial performance, reputation and prospects, as well as jeopardize any one or all of the Licenses and Registrations by virtue of the Company's association with, or provision of products or services to, such customer.

The Company operates in regulated jurisdictions and there can be no assurance that regulations will be consistent in different jurisdictions that the Company operates.

Some countries from which the online gambling industry has historically derived revenue have introduced regulations attempting to restrict and/or prohibit online gaming and gambling, while other jurisdictions have taken the position that online gaming and gambling should be regulated and have adopted or are in the process of considering legislation to enable that regulation. The introduction of new gambling regulations or changes to the nature and scope of existing gaming and gambling regulations (and applicable laws and

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regulations more generally) in the territories in which the Company’s customers operates or may operate or from where the Company derives or may derive revenue could have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

While certain European countries such as Malta and Gibraltar have adopted "point-of-supply" regimes which generally permit their licensees to accept wagers from any jurisdiction that does not expressly prohibit the supply of online gambling from outside such jurisdiction, other countries, including the United Kingdom, Spain and Denmark have implemented, or are in the process of implementing, "point-of-consumption" regimes which only permit the targeting of the domestic market, provided the appropriate local license is obtained and local taxes accounted for (regardless of where the operator's assets, infrastructure and employees may be located). Such licensing regimes can apply onerous compliance requirements and/or introduce product restrictions or marketing restrictions that could have an adverse effect on the Company's operations (and correspondingly on its financial performance).

Operators within the online gambling industry, including the Company, traditionally have based their own risk rationales on a remoteness of supply, adopting a "country of origin" / point-of-supply approach that justifies supplying gambling services into a jurisdiction unless there was something within the laws of that jurisdiction that explicitly outlawed such provision, and explicitly applied to such inward supply emanating from outside its borders.

Many jurisdictions have historically been unable to prevent inward remote supply due to a lack of extra-territorial enforceability of their laws. As a result, many jurisdictions have sought to regulate online gambling while a small number of other jurisdictions have sought to expand their existing legislation to explicitly prohibit such inward supply. Some jurisdictions include wording in their legislation which explicitly purports to apply extra territorially, thereby challenging the point-of-supply approach.

Certain European territories continue to maintain licensing regimes that protect monopoly providers and, in certain jurisdictions, have combined this with an attempt to prohibit or otherwise restrict all other supplies into the territory.

Future legislative initiatives and court decisions may have a material impact on the Company's operations and financial results. There is a risk that governmental authorities may view the Company as having violated their local gaming regulations and laws if the Company fails to comply with local rules and requirements, including those relating to the licenses it holds. There is also a risk that civil and criminal proceedings, including class actions brought by or on behalf of prosecutors or public entities, incumbent monopoly providers, or private individuals, could be initiated against the Company and its internet service providers, credit card processors, advertisers and others involved in the online gaming and gambling industry. Such potential proceedings could involve substantial litigation expense, penalties, fines, seizure of assets, injunctions or other restrictions being imposed on the Company or its business partners, and may divert the attention of key executives of the Company. Such proceedings could have a material adverse effect on the Company's business, financial condition, results of operations and prospects as well as its reputation.

There can be no assurance that prohibitive legislation will not be proposed and passed in jurisdictions relevant or potentially relevant to the Company's business to regulate various aspects of the internet or the online gaming and gambling industry (or that existing laws in those jurisdictions will not be interpreted negatively). Compliance with any such legislation may have a material adverse effect on the Company's business, financial condition and results of operations, either as a result of determining that a jurisdiction should be blocked, or because a local license may be costly to obtain and/or such licenses may contain other commercially undesirable conditions.

In addition, certain countries in which laws currently prohibit or restrict online gaming or the marketing of those services, or protect monopoly providers of gaming or gambling services, may implement changes to open their markets through the adoption of competitive licensing and regulatory frameworks. While these changes may provide growth opportunities for the Company, a new licensing and regulatory regime adopted in any such country may not grant a license to the Company or may impose onerous conditions such as a requirement to locate significant technical infrastructure within the relevant territory or establish and maintain real-time data interfaces with the regulator, together with enforcement sanctions for breach thereof, taxation liabilities that make the

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market unattractive to the Company, or impose restrictions that limit its ability to offer certain of its key products or to market its products in the way it would wish to do so. There is also an associated cost with creating specific bespoke, localized platforms.

If regulation is liberalized or clarified in some jurisdictions, then the Company may face increased competition from other providers. The opening of new markets, and the clarification of restrictions surrounding online gaming and gambling in other markets where the legal position is currently unclear, may encourage new entrants to the online gaming sector or strengthen the position of competing operators. A significant increase in competition may have a material adverse effect on the Company's business, prospects, revenues, operating results and financial condition.

Legislative interpretation may result in criminality of activities in jurisdictions where the Company supplies operation gaming software.

The Company generates the majority of its income through licensing the Company's technology and games to enable gaming operators to provide gaming services to customers where such services are dependent on that software and the functionality it provides. One of the consequences of the Company's supply of operational gaming software to customers is the potential regulatory risk associated with doing so. While in many jurisdictions laws and regulations may not specifically apply to gaming software licensors (as distinct from its customers' delivery to end customers), this is not universally the case and, indeed, some jurisdictions have sought to regulate or prohibit such supply explicitly.

Furthermore, the Company relies on the continuity of supply by the Company's customers to their end-users using the gaming related software and technology which the Company licenses. Laws and regulations relating to the supply of gaming services are complex, inconsistent and evolving and the Company may be subject to such laws either directly through explicit service provision or indirectly insofar as it has assisted the supply to customers who are themselves subject to such laws.

Operators within the remote gaming industry have sought, in the past, to justify their activities by asserting that if remote gaming is permitted from the country of origin (i.e., from the point of supply) then the laws in the country of receipt would have to specifically outlaw the activity of the customer (remotely accessing interactive gaming services) or an entity in that jurisdiction or have the authority to implement laws that impacted outside the jurisdiction in order to render the activity illegal, or entitle the country of receipt to assert jurisdiction. Operators have sought to reduce any associated risks of jurisdictions forming a contrary view by limiting or omitting to have physical presence in such jurisdictions where any connected activities are not clearly legal. Several jurisdictions consider this rationale to be unjustified. Indeed in some jurisdictions, laws have been passed to expressly criminalize the provision of (and sometimes the participation in) gaming, irrespective of where the operator is located and licensed. There is a corresponding, continuing risk to any participant in the gaming industry (be they an operator, supplier or other service provider) that jurisdictions in which customers are located may seek to argue that such a participant was acting illegally in accepting or assisting in the acceptance of wagers from its citizens or in the manner in which it operates gaming networks. This could lead to actions being brought against customers which, in turn, could have a detrimental effect on the financial performance and the Company's reputation. Similarly, where supply by the Company to the customer is critical to the gaming transaction, one cannot rule out the risk that direct enforcement action will be taken against the Company or any of the Company's employees and directors.

Many jurisdictions have not updated their laws to address the supply of remote gaming, which by its nature is a multi-jurisdictional activity. Moreover, the legality of interactive gaming and the provision of software, services and gaming network management is subject to uncertainties arising from differing approaches by legislatures, regulators and enforcement agents including in relation to determining in which jurisdiction the gaming takes place and therefore which law applies. This uncertainty creates a risk for the Company that even in instances where older laws have not been updated to address new technology, courts may interpret older legislation in an unfavorable way and determine customers' and/or the Company's activities to be illegal. This could lead to actions being brought against customers and/or the Company or any of the Company's employees and directors, all or any of which may, individually or collectively, have a detrimental effect on the Company's financial performance and the Company's reputation.

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The Company seeks to keep abreast of legal and regulatory developments affecting the gaming industry as a whole. However, the Company does not necessarily monitor, on a continuous basis, the laws and regulations in every jurisdiction where the Company's customers derive business and, correspondingly, from where the Company may derive revenue. The Company adapts its regulatory policy and, therefore, the scope of the Company's ongoing monitoring on the basis that an individual market's materiality to both any relevant customer and to the Company may change. As such, the Company may receive revenue from customers' dealing in jurisdictions where the Company may be unaware of the full extent of enforcement risk.

Despite the monitoring undertaken by the Company and the precautions the Company takes as to the location of employees or assets, there remains a prospect that, in the event of legislation being interpreted in an unfavorable or unanticipated way, such measures are not sufficient and result in actions being brought against the Company or the Company's employees and directors, all of which would have a detrimental effect on financial performance and the Company's reputation. Furthermore, similar actions could be brought against customers with the consequence that revenue streams from such customers may be frozen or traced at the behest of authorities even if none of the Company's entities are made a party to any legal proceedings against any such customer. Customers may also face problems in legitimately moving monies in and out of certain jurisdictions which will impact upon payments from customers. Finally, there is also a risk that the Company's directors or employees or individuals engaged by the Company (or directors, employees or individuals connected to any customer) may face extradition, arrest and/or detention in (or from) such territories even if they are only temporarily present.

12 ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s annual information form, quarterly and annual reports and supplementary information is available on SEDAR+ at www.sedarplus.ca and on the EDGAR section of the SEC website at www.sec.gov under the Company’s name.

Press releases and other information are also available in the Investor section of the Company’s website at www.bragg.group.

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